The Law Office of James G. Dodrill II, P.A.

5800 Hamilton Way

Boca Raton, Florida 33496

Tel. (561) 862-0529

Fax: (561) 892-7787

Email: jim@jimdodrill.com

January 31, 2014

Ms. Mara Ransom, Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549-0305

Re:	Integrated Inpatient Solutions, Inc.
Registration Statement on Form S-1
File No. 333-191564

Dear Ms. Ransom:

This firm represents Integrated Inpatient Solutions, Inc. (the “Company”) and in that role, along with the Company, is responding to the comments we have received on the above referenced filing in your letter dated January 24, 2014. This letter is designed to describe our responses to your comments and the location in the filing where changes have been made. We have adopted the numbering system used in your letter with the numbered paragraphs below corresponding to the comments having the same number in your letter.

1.	We have revised the Registration Statement to reduce the number of shares being offered by each of Ms. Bloom and Dr. Sharma to 2,000,000 shares.

2.	As requested, the company’s disclosure regarding the impact of its election has been included in the Summary of Significant Accounting Policy disclosures. We have also added the following sentence to the end of the second paragraph of the Risk Factor entitled “ We are an “emerging growth company” under the JOBS Act of 2012 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

“As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.”

3.	The disclosure required by Item 505 has been included under Plan of Distribution section and the requested statement regarding the company possibly never being quoted on the OTC Bulletin Board has been included on the prospectus cover page and in the Plan of Distribution section.

4.	The disclosure has been included partially in the “Overview” section of the Business and partially in Ms. Bloom’s biography.

5.	The requested information has been included.

6.	The unintentionally omitted sections have been reinserted.

7.	The disclosure has been updated to reflect the information for the fiscal year ended December 31, 2013.

8.	We have reviewed the guidance under ASC 915 and determined we are not a development stage company. We provided inpatient physician care services through February 2013. At that time, our remaining contract expired and we began offering interior design services. We developed our business plan and began offering our services after March 1, 013. Between the period March 1, 2013 and June 30, 2013, we had implemented our business plan and began generating limited revenue. During the period July 1, 2013 and September 30, 2013, we continued to operate our business plan and continued to increase our review. In reviewing the guidelines for identifying an entity in the development stage, we determined that we are not devoting substantial attention to raising capital or developing a business plan, but we are providing our principal services and generating revenue from numerous customers through September 30, 2013. Based on current operations of the Company, we feel we are not a development stage company under ASC 915 and that the current financial statement presentation properly reflects the company as an operating entity and not a company in the development stage.

Should you have questions regarding the filing or anything in this letter, please feel free to contact the undersigned at (561) 862-0529.

Sincerely,

The Law Office of James G. Dodrill II, PA

By: Jim Dodrill, Esq.